   As filed with the Securities and Exchange Commission on December 11, 2001
                                                       Registration No. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                    FORM S-3

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                           BRINKER INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

        DELAWARE                                         75-1914582
  (State of incorporation)                (I.R.S. employer identification no.)

                             ----------------------
                                6820 LBJ Freeway
                               Dallas, Texas 75240
                                  972-980-9917
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                             Roger F. Thomson, Esq.
                  Executive Vice President and General Counsel
                           Brinker International, Inc.
                                6820 LBJ Freeway
                               Dallas, Texas 75240
                                  972-980-9917
     (Name, address including zip code, and telephone number, including area code, of agent for service)
                            -------------------------
                                    COPY TO:
                                Bruce H. Hallett
                             Hallett & Perrin, P.C.
                         717 N. Harwood St., Suite 1400
                               Dallas, Texas 75201
                                 (214) 953-0053

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                             ----------------------
                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
                   Title of Each Class of                            Amount Being                 Amount of
                Securities to be Registered                         Registered (1)             Registration Fee
--------------------------------------------------------------------------------------------------------------------
Zero Coupon Convertible                                              $431,690,000                  $103,174
Senior Debentures
--------------------------------------------------------------------------------------------------------------------
Common stock, $.10 par value                                              (2)                        None
--------------------------------------------------------------------------------------------------------------------

(1)     Amount represents principal amount at maturity.
(2) Also being registered is such indeterminate number of shares of Common Stock that may be issuable upon conversion of the Debentures registered hereby, which registration is not subject to an additional registration fee pursuant to Rule 457(i) under the Securities Act.

                            -------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED DECEMBER 11, 2001

                           BRINKER INTERNATIONAL, INC.

               ZERO COUPON CONVERTIBLE SENIOR DEBENTURES DUE 2021


         This Prospectus relates to $431,690,000 aggregate principal amount at maturity of Zero Coupon Convertible Senior Debentures Due 2021 (the "Debentures") of Brinker International, Inc. that may be offered and sold from time to time by certain holders of the Debentures. We will not receive any proceeds from sales of the Debentures by the selling holders. We have agreed to bear certain expenses in connection with the registration of the Debentures being offered and sold by the selling holders.

         We originally issued the Debentures on October 10, 2001 and October 16, 2001 at an issue price of $579.12 per $1,000 principal amount at maturity. The issue price represents a yield to maturity of 2.75% per annum, and we will not pay interest on the Debentures prior to maturity.

         The Debentures are our general unsecured obligations and rank equally in right of payment with all of our other existing and future obligations that are unsecured and unsubordinated.

         Each $1,000 principal amount at maturity of the Debentures will be convertible at your option, into 18.08 shares of our common stock, par value $0.10 per share (subject to adjustment as described in this Prospectus) in the following circumstances: (1) during any conversion period (as defined in this Prospectus) if the sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the first day of the conversion period exceeds 120% of the accreted conversion price (as defined in this Prospectus) on that 30th trading day; (2) during any period after the 30th day following the initial issuance of the Debentures in which the Debentures are rated by Moody's Investors Service, Inc. below "Baa3" and by Standard & Poor's Rating Services below BBB-, or the credit ratings assigned to the Debentures are suspended or withdrawn by both rating agencies, or neither rating agency is rating the Debentures, or only one rating agency is rating the Debentures and the rating is below the level specified above; (3) if we have called the Debentures for redemption; or (4) upon the occurrence of certain specified corporate transactions described in this Prospectus. The conversion rate of
18.08 shares is equivalent to an initial conversion price of $32.031 per share of common stock. Shares of our common stock are quoted on the New York Stock Exchange under the symbol "EAT".

         We may redeem some or all of the Debentures for cash on or after October 10, 2004. You may require us to repurchase all or a portion of your Debentures on October 10, 2003, 2005, 2011 and 2016 or, subject to specified exceptions, upon a change of control event (as defined in this Prospectus). In either event, we may choose to pay the repurchase price in cash or shares of our common stock or a combination of cash and shares of our common stock.

         INVESTING IN THE DEBENTURES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                The date of this Prospectus is December __, 2001

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         We "incorporate by reference" into this Prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we file after the date of this Prospectus with the SEC will automatically update and supercede this information. We incorporate by reference into this Prospectus the documents listed below:

         - Annual report on Form 10-K for the year ended June 27, 2001, filed with the SEC on September 10, 2001.

         - Quarterly report on Form 10-Q for the quarterly period ended September 26, 2001, filed with the SEC on November 13, 2001.

         - Definitive Proxy Statement dated September 25, 2001, filed with the SEC on September 25, 2001.

         - All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus to the end of the offering of the Debentures and common stock under this Prospectus shall also be deemed to be incorporated herein by reference and will automatically update information in this Prospectus.

         Any statement contained in a document incorporated or considered to be incorporated by reference in this Prospectus shall be considered to be modified or superceded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that is, or is considered to be, incorporated by reference modifies or supercedes such statement. Any statement that is modified or superceded shall not, except as so modified or superceded, constitute a part of this Prospectus.

         You may request a copy of the documents incorporated by reference in this Prospectus, other than exhibits which are not specifically incorporated by reference into such document, and our certificate of incorporation and bylaws, at no cost by writing or telephoning us at the following:

                                       Brinker International, Inc.
                                       6820 LBJ Freeway
                                       Dallas, Texas 75240
                                       Telephone: (972) 980-9917
                                       Attention: Secretary/Investor Relations

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

         We file annual, quarterly and special reports, proxy statements and other information with the SEC.

         You may read and copy this information at the following locations of the SEC:

      Public Reference Room            Midwest Regional Office
     450 Fifth Street, N.W.            500 West Madison Street
            Room 1024                        Suite 1400
     Washington, D.C. 20549               Chicago, IL 60661


         You may also obtain copies of the information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, at prescribed rates.

         The SEC also maintains a Web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the site is www.sec.gov.

         You can also inspect reports, proxy statement and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

         If at any time during the two-year period following the date of original issue of the Debentures we are not subject to the information requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we will furnish to holders of Debentures, holders of common stock issued upon conversion thereof and prospective purchasers thereof the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933 in order to permit compliance with Rule 144A in connection with resales of the Debentures and common stock issued on conversion thereof.

                                -----------------

                           FORWARD-LOOKING STATEMENTS

         Certain statements contained herein or incorporated herein by reference are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this Prospectus, other than statements of historical fact, that address activities, events or developments that we expect or anticipate may occur in the future, including statements regarding our future economic performance, restaurant openings, operating margins, the availability of acceptable real estate locations for new restaurants, and the sufficiency of our cash balances and cash generated from operating and financing activities for our future liquidity and capital resources needs, may be considered forward-looking statements. Also, when we use words such as "anticipate", "believe", "estimate", "expect", "intend", "plan", "probably" or similar expressions, we are making forward-looking statements.

         These forward-looking statements are based on assumptions concerning risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to:

         -        the highly competitive nature of the restaurant industry,

         -        our ability to meet our growth plan,

         -        general business conditions,

         -        future commodity prices,

         -        availability of food products, materials and employees,

         -        food, labor, fuel and utilities costs,

         -        consumer perceptions of food safety,

         -        government regulation,

         -        changes in local, regional and national economic conditions,

         -        the seasonality of our business,

         -        inflation,

         -        changes in demographic trends and consumer tastes, and

         -        weather and other acts of God.

         Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading "Risk Factors-Risks Related to Our Business" beginning on page 7 of this Prospectus and elsewhere in this Prospectus or in the documents incorporated by reference herein. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   THE COMPANY

         We own, operate, develop or franchise numerous restaurant concepts including Chili's Grill & Bar, Romano's Macaroni Grill, On The Border Mexican Grill & Cantina, Cozymel's Coastal Mexican Grill, Maggiano's Little Italy, Corner Bakery Cafe and Big Bowl. As of September 26, 2001, our system of company-owned, franchised and jointly owned units included 1,174 restaurants located in 47 states and the District of Columbia, 921 of which are company-owned, 241 of which are franchised and 12 of which are jointly owned units. Our three largest concepts, Chili's Grill & Bar, Romano's Macaroni Grill and On The Border Mexican Grill & Cantina, accounted for 89.9% of our total units and included 764 Chili's Grill & Bar, 168 Romano's Macaroni Grill and 124 On The Border Mexican Grill & Cantina restaurants. In addition, we acquired a 40% interest in the legal entities which own and develop Rockfish Seafood Grill in July 2001.

CORE RESTAURANT CONCEPTS

         -        CHILI'S GRILL & BAR. Chili's is a full-service
                  Southwestern-themed restaurant, featuring a casual atmosphere and a varied menu of chicken, beef and seafood entrees, steaks, hamburgers, ribs, fajitas, sandwiches, salads, appetizers and desserts, at modest prices. Chili's restaurants feature quick, efficient and friendly table service.

         - ROMANO'S MACARONI GRILL. Macaroni Grill is a casual, country-style Italian restaurant which specializes in family-style recipes and features seafood, meat, chicken, pasta, salads, pizza, appetizers and desserts with a full-service bar in most restaurants. Exhibition cooking, pizza ovens and rotisseries are designed to provide an enthusiastic and exciting environment in the restaurants.

         - ON THE BORDER MEXICAN GRILL & CANTINA. Our On The Border restaurants are full-service, casual Mexican restaurants featuring mesquite-grilled specialties and traditional Tex-Mex entrees and appetizers served in generous portions at modest prices.

         - COZYMEL'S COASTAL MEXICAN GRILL. Cozymel's restaurants are casual, upscale coastal Mexican restaurants featuring daily fresh fish features, grilled chicken and beef, and slow-roasted pork entrees, appetizers, desserts and a full-service bar featuring a wide variety of signature margaritas and specialty frozen beverages.

         - MAGGIANO'S LITTLE ITALY. Maggiano's restaurants are classic re-creations of a New York City pre-war "Little Italy" dinner house. Each of the Maggiano's restaurants is a casual, full-service Italian restaurant with a family-style menu as well as a full lunch and dinner menu offering southern Italian appetizers, homemade bread, bountiful portions of pasta, chicken, seafood, veal and prime steaks, as well as a full range of alcoholic beverages.

         - CORNER BAKERY CAFE. Corner Bakery is a retail bakery cafe serving breakfast, lunch and dinner in the emerging quick-casual dining segment. Corner Bakery offers fresh muffins, brownies, cookies and specialty items, as well as hearth-baked breads, rolls and baguettes, all of which are created daily. Corner Bakery Catering offers a wide range of gift baskets, breakfast and sandwich trays and lunch boxes for any size meeting or social event.

         - BIG BOWL. Big Bowl restaurants feature contemporary Asian cuisine prepared with fresh ingredients in a casual, vibrant atmosphere. Big Bowl is distinguished by its authentic, full-flavored menu that features four kinds of noodles, chicken pot stickers and dumplings, hand-rolled summer rolls, seasonal stir-fry dishes featuring local produce, wok-seared fish and signature beverages, such as "homemade" fresh ginger ale and tropical cocktails.

                                  OUR STRATEGY

DISCIPLINED GROWTH

         Our long-term objective is to continue the expansion of our restaurant concepts by opening company-operated and franchised units in strategically desirable markets. We intend to concentrate on the development of certain identified markets to achieve penetration levels we deem desirable in order to improve our competitive position, marketing potential and profitability. Expansion efforts will be focused not only on major metropolitan areas in the United States but also on smaller market areas and nontraditional locations (such as airports, kiosks and food courts) that can adequately support any of our restaurant concepts. The specific rate at which we are able to open new restaurants is determined by our success in locating satisfactory sites, negotiating acceptable lease or purchase terms and securing appropriate local governmental permits and approvals, and by our capacity to supervise construction and recruit and train management personnel.

FRANCHISE OPERATIONS

         We also intend to continue our expansion through joint ventures and franchise development, both domestically and internationally. As of June 27, 2001, we had 34 joint venture or franchise development agreements. During the fiscal year ended June 27, 2001, 33 Chili's, two Macaroni Grill, four On The Border and one Corner Bakery franchised restaurants opened. In addition, we entered into several international franchise agreements for Chili's and Macaroni Grill restaurants which are scheduled to open in fiscal 2002. We intend to selectively pursue international expansion and are currently contemplating development in other countries. We expect to limit future franchise development agreements to enterprises having significant experience as restaurant operators and proven financial ability to develop multi-unit operations.

RESTAURANT MANAGEMENT

         Our philosophy to maintain and operate each concept as a distinct and separate entity is aimed at ensuring that our culture, recruitment and training programs and unique operating environments are preserved. These factors are critical to the viability of each concept. We believe that there is a high correlation between the quality of restaurant management and the long-term success of a concept. In that regard, we encourage increased tenure at all management positions through various short and long-term incentive programs, including equity ownership.

         The following table is a summary of the number of restaurants we had open as of September 26, 2001, as well as our projected restaurant openings for our 2002 fiscal year.

                                                                             TOTAL UNITS OPEN AT          PROJECTED OPENINGS IN
                                                                              SEPTEMBER 26, 2001               FISCAL 2002
                                                                              ------------------               -----------
   Chili's:
       Company-Operated................................................              551                          50-53
       Franchise.......................................................              213                          24-28
   Macaroni Grill:
       Company-Operated................................................              162                          12-15
       Franchise.......................................................               6                            2-3
   On The Border:
       Company-Operated................................................              104                           7-10
       Franchise.......................................................               20                           2-3
   Corner Bakery:
       Company-Operated................................................               66                          11-14
       Franchise.......................................................               2                             -
   Cozymel's...........................................................               14                           1-2
   Maggiano's..........................................................               15                           3-5
   Big Bowl............................................................               9                            4-6
   Rockfish............................................................               8                            2-4
   Eatzi's.............................................................               4                             -
                                                                              ------------------               -----------
                                                                                    1,174                        118-143
                                                                              ------------------               -----------

                                  RISK FACTORS


         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN THAT CASE, THE TRADING PRICE OF THE DEBENTURES AND OUR COMMON STOCK COULD DECLINE SUBSTANTIALLY.

                          RISKS RELATED TO OUR BUSINESS

COMPETITION MAY ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL RESULTS.

         The restaurant business is highly competitive with respect to price, service, restaurant location and food quality, and is often affected by changes in consumer tastes, economic conditions, population and traffic patterns. We compete within each market with locally-owned restaurants as well as national and regional restaurant chains, some of which operate more restaurants and have greater financial resources and longer operating histories than ours. There is active competition for management personnel and for attractive commercial real estate sites suitable for restaurants. In addition, factors such as inflation, increased food, labor and benefits costs, and difficulty in attracting hourly employees may adversely affect the restaurant industry in general and our restaurants in particular.

OUR PROFITABILITY MAY BE ADVERSELY AFFECTED BY INCREASES IN ENERGY COSTS.

         Our success depends in part on our ability to absorb increases in utility costs. Various regions of the United States in which we operate multiple restaurants, particularly California, experienced significant increases in utility prices during the 2001 fiscal year. If these increases should recur, they will have an adverse effect on our profitability.

IF WE ARE UNABLE TO MEET OUR GROWTH PLAN, OUR PROFITABILITY IN THE FUTURE MAY BE ADVERSELY AFFECTED.

         Our ability to meet our growth plan is dependent upon, among other things, our ability to:

         - identify available, suitable and economically viable locations for new restaurants,

         - obtain all required governmental permits (including zoning approvals and liquor licenses) on a timely basis,

         -        hire all necessary contractors and subcontractors and

         -        meet construction schedules.

         The costs related to restaurant and concept development include purchases and leases of land, buildings and equipment and facility and equipment maintenance, repair and replacement. The labor and materials costs involved vary geographically and are subject to general price increases. As a result, future capital expenditure costs of restaurant development may increase, reducing profitability. We cannot assure you that we will be able to expand our capacity in accordance with our growth objectives or that the new restaurants and concepts opened or acquired will be profitable.

UNFAVORABLE PUBLICITY RELATING TO ONE OR MORE OF OUR RESTAURANTS IN A PARTICULAR BRAND CAN TAINT PUBLIC PERCEPTION OF THE BRAND.

         Multi-unit restaurant businesses such as ours can be adversely affected by publicity resulting from poor food quality, illness, injury or other health concerns or operating issues stemming from one or a limited number of restaurants. In particular, since we depend heavily on the "Chili's" brand for a majority of our revenues, unfavorable publicity relating to one or more Chili's restaurants could have a material adverse effect on our business, results of operations and financial condition.

OUR SALES VOLUMES GENERALLY DECREASE IN WINTER MONTHS.

         Our sales volumes fluctuate seasonally, and are generally higher in the summer months and lower in the winter months, which may cause seasonal fluctuations in our operating results.

CHANGES IN GOVERNMENTAL REGULATION MAY ADVERSELY AFFECT OUR ABILITY TO OPEN NEW RESTAURANTS AND OUR EXISTING AND FUTURE OPERATIONS.

         Each of our restaurants is subject to licensing and regulation by alcoholic beverage control, health, sanitation, safety and fire agencies in the state and/or municipality in which the restaurant is located. Although we have not encountered any material difficulties or failures in obtaining the required licenses and approvals that could delay or prevent the opening of a new restaurant and do not, at this time, anticipate any occurring in the future, we cannot assure you that we will not experience material difficulties or failures that could delay the opening of restaurants in the future.

         We are subject to federal and state environmental regulations, and although these have not had a material negative effect on our operations historically, we cannot assure you that they will not have a material negative effect in the future. More stringent and varied requirements of local and state governmental bodies with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations. We are subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions, along with the Americans with Disabilities Act and various family leave mandates. We expect increases in payroll expenses as a result of federal and state mandated increases in the minimum wage, and although such increases are not expected to be material, we cannot assure you that there will not be material increases in the future. In addition, our vendors may be affected by higher minimum wage standards, which may increase the price of goods and services they supply to us.

INFLATION MAY INCREASE OUR OPERATING EXPENSES.

         We have not experienced a significant overall impact from inflation. As operating expenses increase, we, to the extent permitted by competition, recover increased costs by increasing menu prices, or by reviewing, then implementing, alternative products or processes, or by implementing other cost reduction procedures. We cannot assure you, however, that we will be able to continue to recover increases in operating expenses due to inflation in this manner.

OTHER RISK FACTORS MAY ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

         Other risk factors that could cause our actual results to differ materially from those indicated in the forward-looking statements in this Prospectus include, without limitation, changes in economic conditions, consumer perceptions of food safety, changes in consumer tastes, governmental monetary policies, changes in demographic trends, availability of employees, and weather and other acts of God.

                         RISKS RELATED TO THE DEBENTURES

WE OPERATE PRIMARILY THROUGH OUR SUBSIDIARIES AND, AS A RESULT, THE DEBENTURES WILL EFFECTIVELY BE SUBORDINATED TO THE LIABILITIES OF OUR SUBSIDIARIES.

         Because we operate primarily through our subsidiaries and our primary assets are our equity interests in those subsidiaries, our obligations, including the Debentures, are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of June 27, 2001, our subsidiaries had outstanding indebtedness of approximately $41 million, excluding intercompany indebtedness. The Debentures are exclusively obligations of Brinker International. Our subsidiaries have no obligation to pay any amounts due on the Debentures. Our subsidiaries are not required to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. The incurrence of additional indebtedness and other liabilities could materially and adversely affect our ability to pay our obligations on the Debentures. The terms of the Debentures do not limit our ability or the ability of our subsidiaries to incur other indebtedness or other liabilities. In addition, the Debentures are unsecured.

WE MAY BE UNABLE TO REPAY OR REPURCHASE THE DEBENTURES IF OUR SUBSIDIARIES ARE UNABLE TO PAY DIVIDENDS OR MAKE ADVANCES TO US.

         At maturity, the entire outstanding principal amount of the Debentures will become due and payable by us. In addition, each holder of the Debentures may require us to repurchase all or a portion of that holder's Debentures on October 10, 2003, 2005, 2011 and 2016 or, if a "change of control", as defined in the indenture, of Brinker International occurs. Under the terms of the indenture, we may elect, if we meet certain conditions, to pay all or part of the repurchase price due on those dates or on a change in control in shares of our common stock.

         At maturity or upon a repurchase request, we may not have sufficient funds to pay the principal amount or the repurchase price due. If we do not have sufficient funds on hand or available through existing borrowing facilities or through the declaration and payment of dividends by our subsidiaries and, in the case of a repurchase, if we are unable to pay the repurchase price in shares of our common stock, we will need to seek additional financing. Additional financing may not be available to us in the amounts necessary. We, as a holding company, are dependent upon dividends from our subsidiaries to enable us to service our outstanding debt, including the Debentures.

         Any future borrowing arrangements or agreements to which we become a party may contain restrictions on our repayment or repurchase of the Debentures under certain conditions. In the event that the maturity date or repurchase request occurs at a time when we are restricted from repaying or repurchasing the Debentures, we could attempt to obtain the consent of the lenders under those arrangements to purchase the Debentures or could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay or repurchase the Debentures.

OUR STOCK PRICE, AND THEREFORE THE PRICE OF THE DEBENTURES, MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND VOLATILITY.

         Fluctuations in the market price of our common stock could cause fluctuations in the price of the Debentures. Among the factors that could affect our common stock price are those discussed above under "-Risks Related to Our Business" as well as:

         -        interest rate volatility;

         -        monthly sales reports;

         -        quarterly variations in our operating results;

         - federal or state legislative, licensing or regulatory changes with respect to zoning, land use, environmental factors, labor, alcoholic beverage control, health, sanitation, safety or fire;

         -        cost increases in energy, commodities or labor;

         - changes in revenue or earnings estimates or publication of research reports by analysts;

         -        speculation in the press or investment community;

         -        strategic actions by us or our competitors;

         -        general market conditions; and

         - domestic and international economic factors unrelated to our performance.

         The stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and of the Debentures.

FUTURE SALES OF OUR COMMON STOCK MAY ADVERSELY AFFECT OUR COMMON STOCK PRICE AND THEREFORE THE TRADING PRICE OF THE DEBENTURES.

         We believe that substantially all of our shares of common stock and shares of common stock issued in the future upon the exercise of outstanding options are and will be freely tradable under the federal securities laws, subject to certain limitations. These limitations include vesting provisions in option agreements, restrictions in lock-up agreements with certain shareholders, and volume and manner-of-sale restrictions under Rule 144. The future sale of a substantial number of shares of common stock into the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock, which would, in turn, adversely affect the trading price of the Debentures.

                                 USE OF PROCEEDS

         We will not receive any proceeds from sales of the Debentures or shares of Common Stock sold from time to time hereunder. We have agreed to bear certain expenses in connection with the registration of the Debentures and Common Stock issued upon conversion of the Debentures being offered and sold by the Selling Holders.

                       RATIO OF EARNINGS TO FIXED CHARGES
                                 (in thousands)

                                                                  FISCAL YEARS
                                   1997         1998          1999         2000        2001       Q1-2002
                                   ----         ----          ----         ----        ----       -------
Pre-tax income from continuing
operations before adjustment
for loss from equity investees    $93,530     $109,821     $141,880     $184,061     $222,765     $60,890
                                  =======     ========     ========     ========     ========     =======
Fixed charges:

Interest expense and
amortization of debt
discount and premium on all
indebtedness                        9,453       11,025        9,241       10,746        8,608       3,784
                                  =======     ========     ========     ========     ========     =======
Capitalized interest                4,464        3,557        3,969        3,234        2,770         856

Estimate of interest within
rental expense                       -           6,916       11,769       12,973       13,212       3,202

Total fixed charges               $13,917      $21,498      $24,979      $26,953      $24,590      $7,842
                                  =======      =======      =======      =======      =======      ======
Pre-tax income from
continuing operations before
loss from equity investees
plus fixed charges and
amortization of capitalized
interest, less capitalized
interest                         $105,483     $130,262     $165,390     $210,280     $247,085     $68,501
                                 ========     ========     ========     ========     ========     =======
Ratio of earnings to fixed
charges:                             7.58         6.06         6.62         7.80        10.05        8.74
                                     ====         ====         ====         ====        =====        ====

                          DESCRIPTION OF THE DEBENTURES

         We issued the Debentures under an indenture, dated as of October 10, 2001, between us and SunTrust Bank, a Georgia banking corporation, as trustee. Initially, SunTrust Bank also acts as paying agent, conversion agent and calculation agent for the Debentures. The terms of the Debentures include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers of the Debentures.

         The following description is only a summary of the material provisions of the Debentures, the indenture and the registration rights agreement. The indenture and registration rights agreement are filed as exhibits to the registration statement of which this Prospectus is a part. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the Debentures.

         When we refer to "Brinker International", "we", "our" or "us" in this section, we refer only to Brinker International, Inc., a Delaware corporation, and not its subsidiaries.

BRIEF DESCRIPTION OF THE DEBENTURES

         The Debentures:

         -        are $431,690,000 in aggregate principal amount at maturity;

         - were offered and sold at a discount from their principal amount at maturity, at an initial price to investors of $579.12 per $1,000 principal amount at maturity of the Debentures;

         - do not bear cash interest except for interest, which we refer to as "liquidated damages", which is payable if we fail to comply with certain obligations as set forth below under "-Registration Rights";

         - have a yield to maturity of 2.75% per annum computed on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months;

         - were issued only in denominations of $1,000 principal amount at maturity and integral multiples thereof;

         - are general unsecured obligations of Brinker International, ranking equally with all of our other obligations that are unsecured and unsubordinated; as indebtedness of Brinker International, the Debentures are effectively subordinated to all indebtedness and liabilities of our subsidiaries;

         - are convertible into our common stock initially at a conversion rate of 18.08 shares (equivalent to an initial conversion price of $32.031 per share), under the conditions and subject to such adjustments as are described under "-Conversion Rights";

         - are redeemable at our option in whole or in part beginning on October 10, 2004 upon the terms set forth under "-Optional Redemption by Us";

         - are subject to repurchase by us at your option on October 10, 2003, 2005, 2011 and 2016 or upon a change of control of Brinker International, upon the terms and at the repurchase prices set forth below under "-Repurchase of Debentures at the Option of Holders-Optional Put"; and

         - are due on October 10, 2021, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

         The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Brinker International, except to the extent described under "-Repurchase of Debentures at the Option of Holders-Change of Control Put" below.

         No sinking fund is provided for the Debentures and the Debentures will not be subject to defeasance. The Debentures are issued only in registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples thereof.

         You may present definitive Debentures for conversion, registration of transfer and exchange at our office or agency in New York City, which shall initially be the principal corporate trust office of the trustee currently located at Computer Share, c/o SunTrust Bank, 88 Pine Street, 19th Floor, New York, New York 10005. For information regarding conversion, registration of transfer and exchange of global Debentures, see "-Form, Denomination and Registration". No service charge will be made for any registration of transfer or exchange of Debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

         We will make all payments at maturity on global Debentures to The Depository Trust Company, or DTC, in immediately available funds.

         You may not sell or otherwise transfer the Debentures or the common stock issuable upon conversion of the Debentures except in compliance with the provisions set forth below under "Notice to Investors" and "-Registration Rights".

CONVERSION RIGHTS

GENERAL

         You may convert any outstanding Debentures as described below into our common stock, at a conversion rate of 18.08 shares per $1,000 principal amount at maturity of the Debentures (equal to an initial conversion price of $32.031 per share of common stock). The conversion rate is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the Debentures. Instead, we will pay the cash value of such fractional share based upon the sale price of our common stock on the business day immediately preceding the conversion date. You may convert Debentures only in denominations of $1,000 principal amount at maturity and integral multiples thereof.

         Holders may surrender Debentures for conversion into our common stock prior to the stated maturity only under the following circumstances:

         - during any conversion period, as described below, if the sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the first day of the conversion period exceeds 120% of the accreted conversion price on that 30th trading day;

         - during any period after the 30th day following the initial issuance of the Debentures in which the Debentures are rated by both Moody's and Standard & Poor's below Baa3 or BBB-, respectively, or the credit ratings assigned to the Debentures are suspended or withdrawn by both rating agencies, or neither rating agency is rating the Debentures; or only one rating agency is rating the Debentures and the rating is below the level specified above;

         -        if we have called the Debentures for redemption; or

         - upon the occurrence of the specified corporate transactions discussed below.

         The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices) as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation system or by the National Quotation Bureau Incorporated. The "accreted conversion price" of a Debenture as of any day will equal the issue price of the Debenture plus accrued original issue discount on the Debenture through such day, divided by the number of shares of common stock issuable upon conversion of the Debenture on that day.

         If you have exercised your right to require us to repurchase your Debentures as described under "-Repurchase of Debentures at the Option of Holders", you may convert your Debentures into our common stock only if you withdraw your repurchase or change of control repurchase notice and convert your Debentures prior to the close of business on the business day immediately preceding the applicable repurchase date.

 CONVERSION UPON SATISFACTION OF MARKET PRICE CONDITIONS

         A holder may surrender any of its Debentures for conversion into our common stock during any conversion period if the sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the first day of the conversion period exceeds 120% of the accreted conversion price on that 30th trading day. A "conversion period" will be the period from and including the 30th trading day in a fiscal quarter to but not including the 30th trading day in the immediately following fiscal quarter.

 CONVERSION UPON CREDIT RATING EVENT

         A holder may surrender any of its Debentures for conversion during any period after the 30th day following the initial issuance of the Debentures in which the Debentures are rated by both Moody's and Standard & Poor's below Baa3 or BBB-, respectively, or the credit ratings assigned to the Debentures are suspended or withdrawn by both rating agencies, or neither rating agency is rating the Debentures, or only one rating agency is rating the Debentures and the rating is below the level specified above.

 CONVERSION UPON NOTICE OF REDEMPTION

         A holder may surrender for conversion any Debentures we call for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the Debentures are not otherwise convertible at that time. If a holder already has delivered a repurchase notice or a change of control repurchase notice with respect to a Debenture, however, the holder may not surrender that Debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.

 CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

         In the event:

         - we distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days, common stock at less than the sale price of the common stock on the business day immediately preceding the announcement of such distribution,

         - we elect to distribute to all holders of our common stock, cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the sale price of the common stock on the business day preceding the declaration date for the distribution, or

         - a change of control as described under "-Repurchase of Debentures at the Option of Holders-Change of Control Put" occurs but holders of Debentures do not have the right to require us to repurchase their Debentures as a result of such change of control because either (1) the sale price of our common stock for a specified period prior to such change of control exceeds a specified level or (2) the consideration received in such change of control consists of freely tradeable stock and the Debentures become convertible into that stock (each as more fully described under "-Repurchase of Debentures at the Option of Holders-Change of Control Put"), then at least 20 days prior to the ex-dividend date for the distribution or within 30 days of the occurrence of the change of control, as the case may be, we must notify the holders of the Debentures of the occurrence of such event. Once we have given that notice, holders may surrender their Debentures for conversion at any time (1) until the earlier of close of business on the business day immediately prior to the ex-dividend date or the date of our announcement that the distribution will not take place, in the case of a distribution, or (2) within 30 days of the change of control notice, in the case of a change of control. In the case of a distribution, no adjustment to the ability of a holder of Debentures to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

         In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender Debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of the transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a Debenture into common stock will be changed into a right to convert the Debentures into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such Debentures immediately prior to the transaction. If the transaction also constitutes a "change of control", as defined below, the holder can require us to repurchase all or a portion of its Debentures as described under "-Repurchase of Debentures at the Option of Holders-Change of Control Put".

 CONVERSION PROCEDURES

         By delivering to the holder the number of shares issuable upon conversion, together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the Debentures. That is, accrued original issue discount will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for any accrued original issue discount or accrued and unpaid liquidated damages, if any.

         You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

         To convert interests in a global Debenture, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. To convert a definitive Debenture, you must:

         - complete the conversion notice on the back of the Debentures (or a facsimile thereof);

         - deliver the completed conversion notice and the Debentures to be converted to the specified office of the conversion agent; and

         - pay all taxes or duties, if any, as described in the preceding paragraph.

         The conversion date will be the date on which all of the foregoing requirements have been satisfied. The Debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the Debentures are converted (and cash in lieu of any fractional shares) will be delivered to you as soon as practicable on or after the conversion date.

 CONVERSION RATE ADJUSTMENTS

         We will adjust the conversion rate if any of the following events occur:

                  (1) we issue common stock as a dividend or distribution on our common stock;

                  (2) we issue to all holders of common stock certain rights or warrants to purchase our common stock;

                  (3)      we subdivide or combine our common stock;

                  (4) we distribute to all holders of our common stock capital stock, evidences of indebtedness or assets, including securities but excluding:

                           -        rights or warrants listed in (2) above;

                           - dividends or distributions listed in (1) above; and

                           -        cash distributions listed in (5) below;

                  (5) we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

                           - the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock; and

                           - 3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend.

                           If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause
                           (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

                  (6) we or one of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

                  (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will be made only if:

                           - the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

                           -        the cash and value of any other
                                    consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

                           However, the adjustment referred to in this clause
                           (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

         To the extent that we have a rights plan in effect upon conversion of the Debentures into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

         In the event of:

         -        any reclassification of our common stock;

         - a consolidation, merger, binding share exchange or combination involving us; or

         - a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your Debentures you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the Debentures into our common stock immediately prior to any of these events.

         You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See "Certain Material United States Federal Income Tax Consequences-Dividends and Constructive Dividends".

         To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution.

         We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent in the conversion rate. However, we will carry forward any adjustments that are less than one percent of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

PAYMENT AT MATURITY

         Each holder of $1,000 principal amount at maturity of the Debentures shall be entitled to receive $1,000 at maturity, and accrued and unpaid liquidated damages, if any.

OPTIONAL REDEMPTION BY US

         Prior to October 10, 2004, the Debentures will not be redeemable at our option. Beginning on October 10, 2004, we may redeem the Debentures for cash at any time as a whole, or from time to time in part, at a redemption price equal to the issue price of the Debentures plus accrued original issue discount and accrued and unpaid liquidated damages, if any, to the redemption date. We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of Debentures. Debentures or portions of Debentures called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date.

         The table below shows redemption prices of the Debentures, exclusive of any liquidated damages, at October 10, 2004, at each following October 10 prior to maturity, and the price at maturity on October 10, 2021. The prices reflect the issue price plus accrued original issue discount calculated through each date. The redemption price of a Debenture redeemed between these dates would include additional original issue discount accrued from the immediately preceding date in the table to the actual redemption date.

                      REDEMPTION DATE                       DEBENTURE ORIGINAL ISSUE     ACCRUED ORIGINAL       REDEMPTION PRICE
                      ---------------                                 PRICE               ISSUE DISCOUNT        ----------------
                                                                      -----               --------------
October 10, 2004.........................................            $579.12                  $49.45                 $628.57
October 10, 2005.........................................            $579.12                  $66.85                 $645.97
October 10, 2006.........................................            $579.12                  $84.74                 $663.86
October 10, 2007.........................................            $579.12                  $103.12                $682.24
October 10, 2008.........................................            $579.12                  $122.01                $701.13
October 10, 2009.........................................            $579.12                  $141.42                $720.54
October 10, 2010.........................................            $579.12                  $161.37                $740.49
October 10, 2011.........................................            $579.12                  $181.88                $761.00
October 10, 2012.........................................            $579.12                  $202.95                $782.07
October 10, 2013.........................................            $579.12                  $224.60                $803.72


                                        -17-

October 10, 2014.........................................            $579.12                  $246.86                $825.98
October 10, 2015.........................................            $579.12                  $269.73                $848.85
October 10, 2016.........................................            $579.12                  $293.23                $872.35
October 10, 2017.........................................            $579.12                  $317.39                $896.51
October 10, 2018.........................................            $579.12                  $342.21                $921.33
October 10, 2019.........................................            $579.12                  $367.72                $946.84
October 10, 2020.........................................            $579.12                  $393.94                $973.06
October 10, 2021 (maturing)..............................            $579.12                  $420.88               $1,000.00

         If we do not redeem all of the Debentures, the trustee will select the Debentures to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof, by lot or on a pro rata basis. If any Debentures are to be redeemed in part only, we will issue a new Debenture or Debentures with a principal amount at maturity equal to the unredeemed principal at maturity portion thereof. If a portion of your Debentures is selected for partial redemption and you convert a portion of your Debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

REPURCHASE OF DEBENTURES AT THE OPTION OF HOLDERS

OPTIONAL PUT

         On October 10, 2003, 2005, 2011 and 2016, holders may require us to repurchase any outstanding Debentures for which the holder has properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a purchase price equal to the issue price of those Debentures plus accrued original issue discount and accrued and unpaid liquidated damages, if any, to the repurchase date. The repurchase price of a Debenture, exclusive of any liquidated damages, as of each of the repurchase dates will be:

         -        $611.63 per Debenture on October 10, 2003;

         -        $645.97 per Debenture on October 10, 2005;

         -        $761.00 per Debenture on October 10, 2011; and

         -        $872.35 per Debenture on October 10, 2016.

         Holders may submit their Debentures for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the third business day prior to the repurchase date.

         Instead of paying the purchase price in cash, we may pay the purchase price in common stock, cash or a combination of common stock and cash, at our option. The number of shares of common stock a holder will receive will equal the relevant amount of the purchase price divided by 97.5% of the average of the sale prices of our common stock for the 20 trading days immediately preceding and including the third day prior to the repurchase date. However, we may not pay the purchase price in common stock or a combination of common stock and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the indenture, including:

         - registration of the shares of our common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

         - qualification of the shares of our common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

         - listing of our common stock on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

         We are required to give notice at least 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their Debentures as described below and whether the purchase

                                        -18
price will be paid in cash or common stock, or a combination with a portion payable in cash or common stock.

         Because the sale price of our common stock will be determined prior to the applicable repurchase date, holders of Debentures bear the market risk that our common stock will decline in value between the date the sale price is calculated and the repurchase date.

         The repurchase notice given by each holder electing to require us to repurchase Debentures shall be given so as to be received by the paying agent no later than the close of business on the third business day prior to the repurchase date and must state:

         - the certificate numbers of the holders' Debentures to be delivered for repurchase;

         - the portion of the principal amount at maturity of Debentures to be repurchased, which must be $1,000 or an integral multiple thereof; and

         - that the Debentures are to be repurchased by us pursuant to the applicable provisions of the Debentures.

         A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

         -       the principal amount at maturity of Debentures being withdrawn;

         -       the certificate numbers of the Debentures being withdrawn; and

         - the principal amount at maturity, if any, of the Debentures that remain subject to the repurchase notice.

         In connection with any repurchase, we will, to the extent applicable:

         - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

         - file Schedule TO or any other required schedule under the Exchange Act.

         Our obligation to pay the purchase price for Debentures for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the Debentures, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the purchase price for the Debentures to be paid promptly following the later of the repurchase date or the time of delivery of the Debentures, together with such endorsements.

         If the paying agent holds money or common stock sufficient to pay the purchase price of the Debentures for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the Debentures will cease to be outstanding and original issue discount and liquidated damages, if any, on the Debentures will cease to accrue, whether or not the Debentures are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the Debentures.

         Our ability to repurchase Debentures for cash may be limited by restrictions on the ability of Brinker International to obtain funds for such repurchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements.

CHANGE OF CONTROL PUT

         If a change of control, as described below, occurs, you will have the right (subject to certain exceptions set forth below) to require us to repurchase all of your Debentures not previously called for redemption, or any portion of those Debentures that is equal to $1,000 in principal amount at maturity or integral multiples thereof, at a purchase price equal to the issue price of all Debentures you require us to repurchase plus accrued original issue discount and accrued and unpaid liquidated damages, if any, on those Debentures to the repurchase date. Notwithstanding the foregoing, we may be required to offer to repurchase our other senior debt on a pro rata basis with the Debentures, upon a change of control, if similar change of control offers are or will be required by our other senior debt.

         Instead of paying the purchase price in cash, we may pay the purchase price in our common stock or, in the case of a merger in which we are not the surviving corporation, common stock, ordinary shares or American Depositary Shares of the surviving corporation or its direct or indirect parent corporation, cash or a combination of the applicable securities and cash, at our option. The number of shares of the applicable common stock or securities a holder will receive will equal the relevant amount of the purchase price divided by 97.5% of the average of the sale prices of the applicable common stock or securities for the 20 trading days immediately preceding and including the third day prior to the repurchase date. However, we may not pay the purchase price in the applicable common stock or securities or a combination of the applicable common stock or securities and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the indenture, including:

         - registration of the shares of the applicable common stock or securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

         - qualification of the shares of the applicable common stock or securities to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

         - listing of the applicable common stock or securities on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

         Within 30 days after the occurrence of a change of control, we are required to give you notice of the occurrence of the change of control and of your resulting repurchase right and whether the purchase price will be paid in cash, the applicable common stock or securities, or a combination with a portion payable in cash or the applicable common stock or securities. The repurchase date will be 30 days after the date on which we give notice of a change of control. To exercise the repurchase right, you must deliver prior to the close of business on the business day immediately preceding the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the Debentures with respect to which your right is being exercised. You may withdraw this notice by delivering to the paying agent a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

         Because the sale price of the applicable common stock or securities will be determined prior to the applicable repurchase date, holders of Debentures bear the market risk that the applicable common stock or securities will decline in value between the date the sale price is calculated and the repurchase date.

         A "change of control" will be deemed to have occurred at such time after the original issuance of the Debentures when any of the following has occurred:

         - the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d) (3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans (except that any of those persons shall be deemed to have beneficial ownership of all securities it has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); or

         - the first day on which a majority of the members of the board of directors of Brinker International are not continuing directors; or

         - our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

         -        any transaction:

                           (1)      that does not result in any
                                    reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

                           (2) pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; and

                           - any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares of the surviving entity or a direct or indirect parent of the surviving corporation.

         However, notwithstanding the foregoing, you will not have the right to require us to repurchase your Debentures if:

         - the sale price per share of our common stock for any five trading days within:

                           - the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first or second bullet point above, or

                           - the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under the third bullet point above,

                  equals or exceeds 120% of the accreted conversion price of the Debentures in effect on each of those five trading days; or

         - 100% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights) constituting a change of control consists of shares of common stock, ordinary shares or American Depositary Shares traded or to be traded immediately following a change of control on a national securities exchange or the Nasdaq National Market, and, as a result of the transaction or transactions, the Debentures become convertible into that common stock, ordinary shares or American Depositary Shares (and any rights attached thereto).

         Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group that would be deemed to be a "person" under
Section 13(d)(3) of the Exchange Act.

         Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Debentures. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent applicable at that time.

         The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your debentures as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

         If the paying agent holds money or common stock sufficient to pay the purchase price of the Debentures which holders have elected to require us to repurchase on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, those Debentures will cease to be outstanding and original issue discount and liquidated damages, if any, on the Debentures will cease to accrue, whether or not the Debentures are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the Debentures.

         The foregoing provisions would not necessarily protect holders of the Debentures if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change of control with respect to the change of control purchase feature of the Debentures but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

         Our ability to repurchase Debentures for cash upon the occurrence of a change of control is subject to important limitations. Our ability to repurchase the Debentures for cash may be limited by restrictions on the ability of Brinker International to obtain funds for such repurchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements. In addition, the occurrence of a change of control could cause an event of default under, or be prohibited or limited by the terms of, our other senior debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price in cash for all the Debentures that might be delivered by holders of Debentures seeking to exercise the repurchase right.

         The change of control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of our company. The change of control purchase feature, however, is not the result of our knowledge of any specific effort:

         -        to accumulate shares of our common stock;

         - to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

         -        by management to adopt a series of anti-takeover provisions.

         Instead, the change of control purchase feature is a standard term contained in securities similar to the Debentures.

MERGER AND SALES OF ASSETS

         The indenture provides that Brinker International may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:

         - the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof, the District of Columbia or specified jurisdictions outside the United States;

         - such person assumes all obligations of Brinker International under the Debentures and the indenture; and

         - Brinker International or such successor is not then or immediately thereafter in default under the indenture.

         The occurrence of certain of the foregoing transactions could constitute a change of control.

         This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

EVENTS OF DEFAULT

         Each of the following constitutes an event of default under the indenture:

         - default in our obligation to convert Debentures into shares of our common stock upon exercise of a holder's conversion right;

         - default in our obligation to repurchase Debentures at the option of holders;

         - default in our obligation to redeem Debentures after we have exercised our redemption option;

         - default in our obligation to pay the principal amount at maturity of the Debentures at maturity, or the issue price and accrued original issue discount on the Debentures, when due and payable;

         - default in our obligation to pay any liquidated damages under the registration rights agreement when due and payable, and continuance of such default for a period of 30 days;

         - our failure to perform or observe any other term, covenant or agreement contained in the Debentures or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount at maturity of the Debentures then outstanding;

         - a failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of Brinker International or our designated subsidiaries in an aggregate amount of $40 million or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or holders of not less than 25% in aggregate principal amount at maturity of the Debentures then outstanding; and

         - certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a designated subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a designated subsidiary.

         A "designated subsidiary" shall mean any existing or future, direct or indirect, subsidiary of Brinker International whose assets constitute 15% or more of the total assets of Brinker International on a consolidated basis.

         The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the Debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under any of the first five bullets above.

         If certain events of default specified in the last bullet point above shall occur and be continuing, then automatically the issue price of the Debentures plus accrued original issue discount and accrued and unpaid liquidated damages, if any, through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under "Modification and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount at maturity of the Debentures then outstanding may declare the Debentures due and payable at their issue price plus accrued original issue discount and accrued and unpaid liquidated damages, if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount at maturity of the Debentures then outstanding upon the conditions provided in the indenture.

         The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of Debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount at maturity of the Debentures then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

         We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

MODIFICATION AND WAIVER

CHANGES REQUIRING APPROVAL OF EACH AFFECTED HOLDER

         The indenture (including the terms and conditions of the Debentures) cannot be modified or amended without the written consent or the affirmative vote of the holder of each Debenture affected by such change to:

         - change the maturity of any Debenture or the payment date of any installment of liquidated damages payable on any Debentures;

         - reduce the principal amount at maturity of, or any liquidated damages, redemption price or purchase price (including change of control purchase price) on, any Debenture;

         -        reduce the accretion rate on the Debentures;

         - impair or adversely affect the conversion rights of any holder of Debentures;

         - change the currency of payment of such Debentures or liquidated damages thereon;

         - alter the manner of calculation or rate of accrual of liquidated damages on any Debenture or extend the time for payment of any such amount;

         - impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any Debenture;

         -        modify our obligation to maintain an office or agency in New
                  York City;

         - except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders or the conversion rights of holders of the Debentures;

         - modify the redemption provisions of the indenture in a manner adverse to the holders of Debentures;

         - reduce the percentage in aggregate principal amount at maturity of Debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

         - reduce the percentage in aggregate principal amount at maturity of Debentures outstanding required for any other waiver under the indenture.

CHANGES REQUIRING MAJORITY APPROVAL

         The indenture (including the terms and conditions of the Debentures) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount at maturity of the Debentures at the time outstanding.

CHANGES REQUIRING NO APPROVAL

         The indenture (including the terms and conditions of the Debentures) may be modified or amended by us and the trustee, without the consent of the holder of any Debenture, for the purposes of, among other things:

         - adding to our covenants for the benefit of the holders of Debentures;

         -        surrendering any right or power conferred upon us;

         - providing for conversion rights of holders of Debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

         - providing for the assumption of our obligations to the holders of Debentures in the case of a merger, consolidation, conveyance, transfer or lease;

         - increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of Debentures;

         - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

         - making any changes or modifications necessary in connection with the registration of the Debentures under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not. in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of Debentures in any material respect;

         - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of Debentures in any material respect; or

         - adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of Debentures.

REGISTRATION RIGHTS

         We have filed a registration statement of which this Prospectus is a part pursuant to a registration rights agreement with the initial purchasers for the benefit of the holders of the Debentures. The agreement provides that we will, at our expense, use reasonable efforts to keep the registration statement effective until the earliest of:

         - two years after the last date of original issuance of any of the Debentures;

         - the date when the holders of the Debentures and the common stock issuable upon conversion of the Debentures are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

         - the date when all of the Debentures and the common stock issuable upon conversion of the Debentures of those holders that complete and deliver in a timely manner the selling securityholder election and questionnaire described below are registered under the registration statement and disposed of in accordance with the registration statement.

         Each holder who sells securities pursuant to the registration statement generally will be:

         - required to be named as a selling holder in this Prospectus or a prospectus supplement;

         -        required to deliver a prospectus to the purchaser;

         - subject to certain of the civil liability provisions under the Securities Act in connection with the holder's sales; and

         - bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

         Each selling holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the registration statement. This notice will be effective for five business days. We may suspend the holder's use of this Prospectus for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

         - the Prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

         - we determine in good faith that the disclosure of this material non-public information would be seriously detrimental to us and our subsidiaries.

         However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which we determine in good faith would be reasonably likely to impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the Debentures of the existence of such a suspension. Each holder, by its acceptance of the Debentures, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

         Upon the initial sale of Debentures or common stock issued upon conversion of the Debentures, each selling holder will be required to deliver a notice of such sale, in substantially the form attached as an exhibit to the indenture, to the trustee and us. The notice will, among other things:

         - identify the sale as a transfer pursuant to the shelf registration statement;

         - certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

         - certify that the selling holder and the aggregate principal amount at maturity of the Debentures or number of shares, as the case may be, owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

         If, at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment, prospectus supplement or report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th or 60th day, as the case may be, each, a registration default, then liquidated damages in the form of interest will accrue on the Debentures and any shares of common stock into which any Debentures have been converted previously, that are, in each case, transfer restricted securities, from and including the day following the registration default to but excluding the earlier of (1) the day on which the registration default has been cured and (2) the date the registration statement is no longer required to be kept effective. Liquidated damages will be paid semiannually in arrears, with the first semiannual payment due on each April 10 and October 10, commencing on April 10, 2002, and will accrue at a rate per year equal to:

         - 0.25% of the issue price plus accrued original issue discount of a Debenture to and including the 90th day following such registration default; and

         - 0.50% of the issue price plus accrued original issue discount of a Debenture from and after the 91st day following such registration default.

         In no event will liquidated damages accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its Debentures into common stock, the holder will be entitled to receive equivalent amounts based on the aggregate issue price plus accrued original issue discount to the date of calculation of each Debenture converted. A holder will not be entitled to liquidated damages unless it has provided all information requested by the questionnaire prior to the deadline.

FORM, DENOMINATION AND REGISTRATION

DENOMINATION AND REGISTRATION. The Debentures are issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples thereof.

GLOBAL DEBENTURES: BOOK-ENTRY FORM. Debentures are evidenced by one or more global Debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC's nominee.

         Record ownership of the global Debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global Debentures directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Holders may also beneficially own interests in the global Debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

         So long as Cede & Co., as nominee of DTC, is the registered owner of the global Debentures, Cede & Co. for all purposes will be considered the sole holder of the global Debentures. Except as provided below, owners of beneficial interests in the global Debentures:

         - will not be entitled to have certificates registered in their names;

         - will not receive or be entitled to receive physical delivery of certificates in definitive form; and

         -        will not be considered holders of the global Debentures.

         The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

         We will wire, through the facilities of the trustee, payments of principal, issue price, original issue discount, and interest payments on the global Debentures to Cede & Co., the nominee of DTC, as the registered owner of the global Debentures. None of Brinker International, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global Debentures to owners of beneficial interests in the global Debentures.

         It is DTC's current practice, upon receipt of any payment of principal and issue price of, and interest and accrued original issue discount on, the global Debentures, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the Debentures represented by the global Debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Debentures represented by the global Debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name".

         If you would like to convert your Debentures into common stock pursuant to the terms of the Debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

         Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the Debentures represented by global Debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

         Neither Brinker International nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Debentures, including, without limitation, the presentation of Debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global Debentures are credited and only for the principal amount at maturity of the Debentures for which directions have been given.

         DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the Debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global Debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause Debentures to be issued in definitive form in exchange for the global Debentures. None of Brinker International, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global Debentures.

         According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

RESTRICTIONS ON TRANSFER; LEGENDS

         The Debentures are subject to certain restrictions on transfer set forth on the Debentures and in the indenture, and certificates evidencing the Debentures bear a legend regarding such transfer restrictions.

GOVERNING LAW

         The indenture and the Debentures are governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

         SunTrust Bank, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the Debentures. Mellon Investor Services, LLC is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

CALCULATIONS IN RESPECT OF DEBENTURES

         We or our agents are responsible for making all calculations called for under the Debentures. These calculations include, but are not limited to, determination of the market prices of the Debentures and of our common stock and amounts of interest and contingent payments, if any, on the Debentures. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of Debentures. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         The following description of our capital stock is subject to our restated certificate of incorporation and bylaws and the provisions of applicable Delaware law.

AUTHORIZED CAPITAL

         We currently have authority to issue 250,000,000 shares of common stock, par value $0.10 per share. As of September 26, 2001, 117,500,054 shares of our common stock were issued and 98,212,258 shares were outstanding.

         We also have authority to issue 1,000,000 shares of preferred stock, par value $1.00 per share. We may issue preferred stock from time to time in one or more series, without stockholder approval, when authorized by our board of directors. No shares of our preferred stock are currently issued and outstanding.

VOTING RIGHTS

         Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders.

DIVIDEND AND LIQUIDATION RIGHTS

         The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as our board of directors may from time to time determine. The shares of common stock are neither redeemable nor convertible. Holders of our common stock have no preemptive or subscription rights to purchase any securities of Brinker International. Upon liquidation, dissolution or winding up of Brinker International, the holders of our common stock are entitled to receive pro rata the assets of Brinker International which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

         We have, to date, not paid cash dividends to holders of outstanding shares and do not intend to do so in the future.

STOCKHOLDER PROTECTION RIGHTS AGREEMENT

         We have entered into a stockholder protection rights agreement. Under the rights agreement, we have issued one right to purchase one share of our common stock with respect to each share of our common stock that is issued. However, the rights issued under the rights agreement will not be exercisable initially. The rights will trade with our common stock and no certificates will be issued until certain triggering events occur. The rights agreement has a ten year term from February 9, 1996, unless it terminates before that date as a result of certain triggering events. With certain exceptions, rights issued under the agreement will be exercisable only if a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of our common stock. If a person or group acquires 15% or more of our common stock, all rightholders except the buyer will be entitled to acquire our common stock at a discount (common stock with a market value equal to twice the exercise price of a right on the date that the rights became exercisable for common stock for the exercise price) and under certain circumstances to purchase shares of the acquiring company at a discount (common stock of the acquiror with a market value equal to twice the exercise price of a right on the date that the rights became exercisable for common stock of the acquiror for the exercise price). We may, from time to time, supplement or amend the rights agreement without holder approval, as long as any amendment does not materially adversely affect holders' interests or to correct any ambiguity or inconsistency in the rights.

STATUTORY PROVISIONS ADDRESSING BUSINESS COMBINATIONS

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law. This statute prohibits a publicly held Delaware corporation like us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the stockholder became an interested stockholder, unless:

         - prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

         - upon consummation of the transaction that resulted in that person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by directors who are also officers and by certain employee stock plans; or

         - on or after the date the stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized by the affirmative vote, and not by written consent, of at least two-thirds of our outstanding voting stock, excluding the stock owned by the interested stockholder.

         A "business combination" includes a merger or consolidation, asset sale or other transaction resulting, directly or indirectly, in a financial benefit to the interested stockholder. An "interested stockholder" is a person, other than us and any direct or indirect majority owned subsidiary of ours, who:

         - is the owner of 15% or more of any class of our outstanding voting stock; or

         - is an affiliate or associate of ours and was the owner of 15% or more of any class of our outstanding voting stock at any time within the preceding three years including the affiliates or associates of that person.

         Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who became an interested stockholder at a time when the section did not apply to the corporation.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

         CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         This section describes the material United States federal income tax consequences of purchasing, owning and disposing of the Debentures we are offering and the common stock into which the Debentures may be converted. It applies to you only if you are a United States holder that acquires Debentures in the offering at the offering price and you hold your Debentures or common stock as capital assets for tax purposes. You are a United States holder if you are a beneficial owner of a Debenture and you are:

         -        a citizen or resident of the United States,

         -        a domestic corporation,

         - an estate whose income is subject to United States federal income tax regardless of its source, or

         - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

         This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

         -        a dealer in securities or currencies,

         - a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

         -        a bank,

         -        a life insurance company,

         -        a tax-exempt organization,

         - a person that owns Debentures that are a hedge or that are hedged against interest rate risks,

         - a person that owns Debentures as part of a straddle or conversion transaction for tax purposes, or

         - a person whose functional currency for tax purposes is not the U.S. dollar.

         This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

         PLEASE CONSULT YOUR OWN TAX ADVISOR CONCERNING THE CONSEQUENCES OF OWNING THESE DEBENTURES IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

PAYMENT OF INTEREST

         Your Debenture will be treated as issued at an original issue discount equal to the amount by which the Debenture's face amount exceeds its offering price. You generally must include original issue discount in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your Debenture. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your Debenture for each day during the taxable year or portion of the taxable year that you hold your Debenture. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your Debenture and you may vary the length of each accrual period over the term of your Debenture. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the Debenture must occur on either the first or final day of an accrual period.

         You can determine the amount of OID allocable to an accrual period by multiplying your Debenture's adjusted issue price at the beginning of the accrual period by your Debenture's yield to maturity. You must determine the Debenture's yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your Debenture's adjusted issue price at the beginning of any accrual period by:

         - adding your Debenture's issue price and any accrued OID for each prior accrual period, and then

         -        subtracting any payments previously made on your Debenture.

SALE, EXCHANGE OR REDEMPTION OF THE DEBENTURES

         Your tax basis in your Debenture will generally be the U.S. dollar cost, as defined below, of your Debenture, adjusted by:

         - adding any OID previously included in income with respect to your Debenture, and then

         -        subtracting any payments on your Debenture.

         You will generally recognize gain or loss on the sale or retirement of your Debenture or the exercise of your put right, if we pay in cash, equal to the difference between the amount you realize on the sale or retirement and your tax basis in your Debenture. This gain or loss will be capital gain or loss. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years. Your ability to deduct capital losses may be limited.

CONVERSION OF THE DEBENTURES

         You generally will not recognize any income, gain or loss upon conversion of a Debenture into shares of our common stock or the exercise of your put right if we pay in stock except with respect to cash received in lieu of a fractional share. Your tax basis in the shares received on conversion of a Debenture will be the same as your adjusted tax basis in the Debenture at the time of the conversion, reduced by any basis allocable to a fractional share interest for which you received cash. The holding period for the shares received on conversion will generally include the holding period of the Debenture converted.

         Cash received in lieu of a fractional share upon conversion or the exercise of your put right if we pay in stock will be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of fractional shares generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share).

DIVIDENDS AND CONSTRUCTIVE DIVIDENDS

         If you convert your Debentures into our common stock, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your basis in the common stock, and thereafter as capital gain. If you are a corporate U.S. shareholder, you would be able to claim a deduction equal to a portion of any dividends received, subject to generally applicable limitations on that deduction.

         You may, in certain circumstances, be deemed to have received a constructive distribution if the conversion price of your Debentures is adjusted. Adjustments to the conversion price pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Debentures, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in your Debentures, including, without limitation, adjustments made to reflect taxable dividends to our stockholders, will not qualify as being pursuant to a bona fide reasonable adjustment formula. If these adjustments are made, you will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits, even though you have not received any cash or property as a result of these adjustments. In certain circumstances, the failure of the Debentures to provide for such an adjustment may also result in taxable dividend income to you.

         If you convert your Debentures into our common stock, any distributions of additional shares to you with respect to common stock that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

SALE OF COMMON STOCK

         If you sell or otherwise dispose of your common stock, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the proceeds you receive and your tax basis in your common stock. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years. Your ability to deduct capital losses may be limited.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         In general, if you are a noncorporate United States holder, we and other payors are required to report to the Internal Revenue Service all payments of principal, any interest or constructive dividends on your Debenture, and any dividends on your common stock. In addition, certain payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of your Debenture before maturity or common stock within the United States. Additionally, backup withholding will apply to any interest or dividend payments if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

                                 SELLING HOLDERS

         The Debentures were originally issued by the Company and resold by the initial purchasers of the Debentures in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by the initial purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) in compliance with Rule 144A under the Securities Act. These qualified institutional buyers, together with their transferees, pledgees, donees or successors, comprise the persons who are "Selling Holders" under this Prospectus and may from time to time offer and sell pursuant to this Prospectus any or all of the Debentures and Common Stock issued upon conversion of the Debentures.

         The following table sets forth information with respect to the Selling Holders and the respective principal amounts of Debentures and shares of Common Stock beneficially owned by each Selling Holder. Such information has been obtained from the Selling Holders. Except as otherwise disclosed herein, none of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the Selling Holders may offer all or some portion of the Debentures or the Common Stock issuable upon conversion thereof pursuant to this Prospectus, no estimate can be given as to the amount of the Debentures or the Common Stock issuable upon conversion thereof that will be held by the Selling Holders upon termination of any such sales. In addition, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Debentures, since the date on which they provided the information regarding their Debentures, in transactions exempt from the registration requirements of the Securities Act.

                                                  PRINCIPAL AMOUNT OF
                                             DEBENTURES BENEFICIALLY OWNED      NUMBER OF SHARES OF COMMON
         SELLING SHAREHOLDER                AND THAT MAY BE OFFERED HEREBY      STOCK BENEFICIALLY OWNED (1)
         -------------------                ------------------------------      ----------------------------
Lakeshore International LTD                           $22,400,000                             0
Global Bermuda Limited Partnership                    $ 5,600,000                             0
BNP Paribas Equity Strategies SNC                     $ 3,000,000                          52,889
Robertson Stephens                                    $20,000,000                             0
Bank Austria Cayman Islands LTD                       $10,220,000                             0
RCG Latitude Master Fund LTD                          $ 2,380,000                             0
Ramius Capital Group                                  $   700,000                             0
RCG Multi Strategy LP                                 $   700,000                             0
Sam Investments LDC                                   $25,000,000                             0
Oklahoma Attorneys Mutual Insurance Co.               $    70,000                             0
Marquette Indemnity and Life Insurance Co.            $   140,000                             0


                                        -32-

Loyal Christian Benefit Association                   $   200,000                             0
Lincoln Heritage Life Insurance Co.                   $   170,000                             0
Landmark Life Insurance Co.                           $   140,000                             0
Hannover Life Reassurance Co. of America              $ 1,200,000                             0
Green Tee Perpetual Assurance Co.                     $   410,000                             0
Grain Dealers Mutual Insurance                        $   250,000                             0
Colonial Life Insurance Co. of Texas                  $    70,000                             0
Central States Health & Life Co. of Omaha             $   500,000                             0
Acacial Life Insurance Co.                            $   350,000                             0
CALAMOS Market Neutral Fund -
   CALAMOS Investment Trust                           $10,000,000                             0
McMahan Securities Co. LP                             $ 6,500,000                             0
HFR Master Fund Ltd.                                  $   100,000                             0
Zurich Institutional Benchmark
   Master Fund Ltd.                                   $ 2,100,000                             0
Zazore Income Fund LP                                 $ 2,500,000                             0
Zazore Hedged Convertible Fund LP                     $ 4,100,000                             0
San Diego County Employee Retirement
   Association                                        $ 2,500,000                             0
HFR CA Select Fund                                    $   600,000                             0
AIG Soundshore Strategic Holding Fund Ltd.            $ 3,435,000                             0
DKR Fixed Income Holding Fund Ltd.                    $ 3,000,000                             0
AIG Soundshore Opportunity Holding Fund Ltd.          $ 4,885,000                             0
AIG Soundshore Holdings Ltd.                          $ 2,680,000                             0
Teachers Insurance and Annuity Association            $17,000,000                             0
Durango Investments LP                                $ 5,000,000                             0
BBT Fund LP                                           $27,500,000                             0
MLQ/Convertible Securities Arbitrage Ltd.             $20,000,000                             0
First Union International Capital Markets Inc.        $10,000,000                             0
Spear Leeds & Kellogg LP                              $   500,000                             0
Loyal Christian Benefit Association                   $   200,000                             0
AFTRA Health Fund                                     $   900,000                             0
New York Life Separate Account #7                     $ 1,640,000                             0
Mainstay Convertible Fund                             $12,360,000                             0
Bancroft Convertible Fund Inc.                        $ 1,750,000                             0
Ellsworth Convertible Growth
    and Income Fund, Inc.                             $ 1,750,000                             0
American Investors Life Insurance Co.                 $   800,000                             0
AmerUs Life Insurance Company                         $ 2,000,000                             0
IL Annuity and Insurance Company                      $ 2,000,000                             0
Dodeca Fund, LP                                       $ 3,200,000                             0
Credit Lyonnais (USA) Inc.                            $ 5,000,000                             0

--------------------
(1) Does not include shares of Common Stock issuable upon conversion of Debentures.

                              PLAN OF DISTRIBUTION

         The Debentures and Common Stock issued upon conversion thereof may be offered for sale and sold by the Selling Holders in one or more transactions, including block transactions, at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determined on a negotiated or competitive bid basis. Debentures and Common Stock issued upon conversion thereof may be sold by a Selling Holder directly, through agents designated from time to time or to or through broker-dealers designated from time to time, or by such other means as may be specified in the applicable Prospectus Supplement.

         Debentures and Common Stock issued upon conversion thereof may be sold through a broker-dealer acting as agent or broker for the Selling Holders or to a broker-dealer acting as principal. In the latter case, the broker-dealer may then resell such Debentures or Common Stock to the public at varying prices to be determined by such broker-dealer at the time of resale.

         The Selling Holders and any agents or broker-dealers that participate with the Selling Holders in the distribution of any of the Debentures or Common Stock issued upon conversion thereof may be deemed to be "underwriters" within the meaning of the Securities Act, and any discount or commission received by them and any profit on the resale of the Debentures or Common Stock issued upon conversion thereof purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

         To the extent required, the number of Debentures or Common Stock issued upon conversion thereof to be sold, certain information relating to the Selling Holders, the purchase price, the public offering price, if applicable, the name of any underwriter, agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such underwriters, agents or broker-dealers with respect to a particular offering will be set in an accompanying Prospectus Supplement.

                                  LEGAL MATTERS

         The validity of the Debentures and the shares of Common Stock issuable upon the conversion thereof was passed upon for us by Hallett & Perrin, P.C., Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements of Brinker International as of June 27, 2001 and June 28, 2000, and for each of the years in the three-year period ended June 27, 2001, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION
WITH THE OFFERING MADE HEREBY TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATION OTHER
THAN AS CONTAINED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN
OR MADE, SUCH INFORMATION OR REPRESENTATION
MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY, THE SELLING
HOLDERS OR ANY OF THEIR RESPECTIVE AFFILIATES.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER
TO SELL, OR A SOLICITATION OF AN OFFER TO
BUY, ANY OF THE SECURITIES OFFERED HEREBY BY
ANY PERSON IN ANY JURISDICTION IN WHICH OR
TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE
SUCH AN OFFERING OR SOLICITATION. NEITHER
THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE
MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES,
IMPLY THAT THE INFORMATION CONTAINED IN THIS
PROSPECTUS OR ANY DOCUMENT INCORPORATED BY
REFERENCE HEREIN IS CORRECT AS OF ANY DATE
SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                TABLE OF CONTENTS

                                             PAGE
Incorporation of Documents by Reference.....  2
Where You Can Find More
  Information About Us......................  3
Forward-Looking Statements..................  3
The Company.................................  5
Risk Factors................................  7
Use of Proceeds............................. 10
Ratio of Earnings to Fixed Charges.......... 11
Description of the Debentures............... 12
Description of Capital Stock................ 28
Certain Material United States
  Federal Income Tax Consequences........... 30
Selling Holders............................. 32
Plan of Distribution........................ 33
Legal Matters............................... 34
Experts..................................... 34

                                  $431,690,000


                           BRINKER INTERNATIONAL, INC.


               ZERO COUPON CONVERTIBLE SENIOR DEBENTURES DUE 2021








                       ----------------------------------

                                   PROSPECTUS

                       ----------------------------------








                                 DECEMBER   , 2001

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
          -------------------------------------------

   The following expenses will be paid by the registrant:

ITEM                                                                                    AMOUNT (1)
----                                                                                --------------
SEC registration fee                                                                    $103,174
NYSE listing fee                                                                           1,500
Legal fees and expenses                                                                   10,000
Accounting fees                                                                           10,000
Trustee's fees and expenses                                                                3,500
Miscellaneous                                                                             11,826
                                                                                    ------------------
Total                                                                                   $140,000

--------
(1) All items other than SEC registration fee and NYSE listing fee are estimated.

Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
          -----------------------------------------

         The Certificate of Incorporation of the registrant limits or eliminates the liability of the registrant's directors or officers to the registrant or its stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law, as amended (the "DGCL"). The bylaws of the registrant provide, in general, that the registrant shall indemnify its directors and officers under the circumstances described in
Section 145 of the DGCL. The DGCL provides that a director of a Delaware corporation shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (i) for any breach of such person's duty of loyalty; (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (iii) for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and
(iv) for any transaction resulting in receipt by such person of an improper personal benefit.

         An insurance policy obtained by the registrant provides for indemnification of officers and directors of the registrant and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

Item 16.  EXHIBITS.
          --------

        EXHIBIT NO.                                               DESCRIPTION
         4.1                 Form of Zero Coupon Convertible Senior Debenture Due 2021.(1)
         4.2                 Indenture between the registrant and SunTrust Bank, as Trustee.(2)
         4.3                 Registration  Rights Agreement by and among the registrant and the initial  purchasers of the Debentures.(3)
         5.1                 Opinion  of  Hallett &  Perrin,  P.C.  regarding  the  legality  of  securities  being registered.(3)
         8.1                 Opinion of Hallett & Perrin, P.C. regarding certain tax matters.(3)


                                      II-1

           12                Computation of Ratio of Earnings to Fixed Charges.(3)
         23.1                Consent of KPMG LLP.(3)
         23.2                Consent of  Hallett & Perrin,  P.C.  (included  in  Exhibit  5.1 to this  Registration
                             Statement).
           24                Powers of Attorney (included on pages II-3 and II-4 of this Registration Statement).
           25                Statement of Eligibility of Trustee on Form T-1.(3)

---------------
(1)      Included in exhibit 4.2 to this Registration Statement.
(2)      Included as exhibit to Form 10-Q for quarterly  period ended  September 26, 2001 and  incorporated  herein by reference.
(3)      Filed herewith.

Item 17.  UNDERTAKINGS.
          ------------

         (a)          RULE 415 OFFERING

                      The registrant hereby undertakes (1) to file, during any period in which offers or sales are being made of the Shares registered hereby, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b)          FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS
                      BY REFERENCE

                      The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)          INDEMNIFICATION FOR LIABILITY UNDER THE SECURITIES ACT
                      OF 1933

                      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas and State of Texas on the 11th day of December, 2001.

                                BRINKER INTERNATIONAL, INC.

                                By /s/ Charles M. Sonsteby
                                  ---------------------------------------------
                                  Charles M. Sonsteby, Executive Vice President and Chief Financial Officer

                                POWER OF ATTORNEY

         Each of the undersigned hereby appoints Charles M. Sonsteby and Roger
F. Thomson, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 as amended any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below and on December 11, 2001.

                     NAME                                       TITLE

/S/ RONALD A. MCDOUGALL                    Chairman of the Board and Chief
-------------------------------------      Executive Officer
Ronald A. McDougall                        (Principal Executive Officer)


/S/ CHARLES M. SONSTEBY                    Executive Vice President and Chief
-------------------------------------      Financial Officer
Charles M. Sonsteby                        (Principal Financial and Accounting
                                           Officer)


/S/ DOUGLAS H. BROOKS                      President, Chief Operating Officer
-------------------------------------      and Director
Douglas H. Brooks


/S/ DONALD J. CARTY                        Director
-------------------------------------
Donald J. Carty


                                        II-3


/S/ DAN W. COOK, III                                 Director
--------------------------------------------
Dan W. Cook, III



/S/ MARVIN J. GIROUARD                               Director
--------------------------------------------
Marvin J. Girouard



/S/ FREDERICK S. HUMPHRIES                           Director
--------------------------------------------
Frederick S. Humphries



/S/ RONALD KIRK                                      Director
--------------------------------------------
Ronald Kirk



/S/ JEFFREY A. MARCUS                                Director
--------------------------------------------
Jeffrey A. Marcus



/S/ JAMES E. OESTERRIECHER                           Director
--------------------------------------------
James E. Oesterreicher



/S/ ROGER T. STAUBACH                                Director
--------------------------------------------
Roger T. Staubach


                                 EXHIBIT INDEX


        EXHIBIT NO.                                               DESCRIPTION
          4.1                Form of Zero Coupon Convertible Senior Debenture Due 2021.(1)
          4.2                Indenture between the registrant and SunTrust Bank, as Trustee.(2)
          4.3                Registration Rights Agreement by and among the registrant and the initial purchasers of the Debentures.(3)
          5.1                Opinion of Hallett & Perrin, P.C. regarding the legality of securities being registered.(3)
          8.1                Opinion of Hallett & Perrin, P.C. regarding certain tax matters.(3)
         12                  Computation of Ratio of Earnings to Fixed Charges.(3)
         23.1                Consent of KPMG LLP.(3)
         23.2                Consent of Hallett & Perrin, P.C. (included in Exhibit 5.1 to this Registration
                             Statement).
         24                  Powers of Attorney (included on pages II-3 and II-4 of this Registration Statement).
         25                  Statement of Eligibility of Trustee on Form T-1.(3)

---------------
(1)      Included in exhibit 4.2 to this Registration Statement.
(2)      Included as exhibit to Form 10-Q for quarterly period ended September 26, 2001 and incorporated herein by reference.
(3)      Filed herewith.